

August 20, 2012

Via E-Mail
Mr. Vadims Horosevskis
President
Modern PVC Inc.
51-01 39th Avenue Unit HH-12
Queens, New York 11104

      Re: **Modern PVC Inc.**
              Amendment 1 to Registration Statement on Form S-1
              Filed August 8, 2012
              File No. 333-181606

Dear Mr. Horosevskis:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment 1 of our letter dated June 18, 2012. Please disclose here that you are not a blank check company and have no intention to engage in a business combination.

2. We note your response to comment 6 of our letter dated June 18, 2012. Please also revise to describe the particular markets in which you plan to compete.

3. We note your response to comment 8 of our letter dated June 18, 2012. Please disclose that your agreement with European Home Development is in force for twelve months beginning on November 14, 2011.

Financial Statements, page 26

4. You currently disclose that your financial statements and related notes for the period ended April 30, 2012 have been audited. Please revise your disclosure to clarify that your financial statements and related notes for the period ended January 31, 2012, not April 30, 2012, have been audited.

Financial Statements for the Period Ended April 30, 2012, page F-1

Note 8 – Subsequent Events, page F-8

5. You disclose that you evaluated events subsequent to the interim period ended April 30, 2012 through May 7, 2012. We note that, as disclosed in your financial statements for the period ended January 31, 2012, you evaluated events subsequent to the period ended January 31, 2012 through May 23, 2012. Please advise why you evaluated events subsequent to the interim period ended April 30, 2012 only through May 7, 2012, or

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        David Lubin